                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                   Continental Information Systems Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    211497102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Lawrence G. Goodman, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 1, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 211497102                            Page    2    of      11    Pages
                                                    -------     ---------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          GABRIEL CAPITAL, L.P.

2.   Check the Appropriate Box if a Member of a Group         (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds
          WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
          Delaware

                         7.   Sole Voting Power
Number of Shares
 Beneficially            8.   Shared Voting Power
 Owned by Each
Reporting Person         9.   Sole Dispositive Power
     With
                         10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

14.  Type of Reporting Person*
                                       PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 211497102                            Page    3    of      11    Pages
                                                    -------     ---------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          ARIEL FUND LIMITED

2.   Check the Appropriate Box if a Member of a Group         (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds
          WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
          Cayman Islands

                         7.   Sole Voting Power
Number of Shares
 Beneficially            8.   Shared Voting Power
 Owned by Each
Reporting Person         9.   Sole Dispositive Power
     With
                         10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares                                               / /

13.  Percent of Class Represented by Amount in Row 11

14.  Type of Reporting Person*
                                       CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 211497102                            Page    4    of      11    Pages
                                                    -------     ---------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          ARIEL MANAGEMENT CORP.

2.   Check the Appropriate Box if a Member of a Group         (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds
          00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
          Delaware

                         7.   Sole Voting Power
Number of Shares
 Beneficially            8.   Shared Voting Power
 Owned by Each
Reporting Person         9.   Sole Dispositive Power
     With
                         10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   0

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares                                               / /

13.  Percent of Class Represented by Amount in Row 11
               0.0%

14.  Type of Reporting Person*
               CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                 SCHEDULE 13D

CUSIP No. 211497102                            Page    5    of      11    Pages
                                                    -------     ---------

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          J. EZRA MERKIN

2.   Check the Appropriate Box if a Member of a Group         (a) /X/
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds
          00

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
          United States

                         7.   Sole Voting Power
Number of Shares
 Beneficially            8.   Shared Voting Power
 Owned by Each
Reporting Person         9.   Sole Dispositive Power
     With
                         10.  Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   0

12.  Check Box if the Aggregate Amount in Row 11 Excludes
     Certain Shares                                               / /

13.  Percent of Class Represented by Amount in Row 11
               0.0%

14.  Type of Reporting Person*
               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
             (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                          SCHEDULE 13D AMENDMENT NO. 2

This Amendment No. 2 to the Statement on Schedule 13D (as defined below) amends and supplements the Statement on Schedule 13D relating to the event date of November 1, 1995 (the "Schedule 13D"), filed by Gabriel Capital, L.P., Ariel Fund Limited, Ariel Management Corp. and J. Ezra Merkin, and Amendment No. 1 to the Schedule 13D relating to the event date of October 28, 1996, each relating to the common stock, $.01 par value, (the "Common Stock") of Continental Information Systems Corporation (the "Issuer"). Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D. The address of the Issuer is One Northern Concourse, North Syracuse, New York 13212.

Item 5.           Interest in Securities of the Issuer

                  (a) and (b) The Reporting Persons no longer beneficially own any Common Stock.

                  (c) Schedule I indicates the transactions effected by the Reporting Persons during the past 60 days. All such transactions were effected through the public markets.

                  (d)  Not Applicable

                  (e) On December 1, 1998, the Reporting Persons ceased to beneficially own greater than five percent (5%) of the Common Stock.

Signatures

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              GABRIEL CAPITAL, L.P.

                              By: /s/ J. Ezra Merkin
                                  --------------------------------------
                                  Name: J. Ezra Merkin
                                  Title: General Partner

                              ARIEL FUND LIMITED


                              By: MEESPIERSON MANAGMENT (CAYMAN)
                                    LIMITED

                              By: /s/ Authorized Signatory
                                  --------------------------------------
                                  Name: Authorized Signatory
                                  Title: Authorized Signatory


                              ARIEL MANAGEMENT CORP.

                              By: /s/ J. Ezra Merkin
                                  --------------------------------------
                                  Name:  J. Ezra Merkin
                                  Title: President

                                  /s/ J. Ezra Merkin
                                  --------------------------------------
                                     J.  EZRA MERKIN


Dated: January __, 1999

                                   SCHEDULE I

                         Sales of Shares of Common Stock


                                                             Number of Shares

                                            --------------------------------------------------
                                               Aggregate
           Date               Price Per          Share             Ariel
                                Share            Amount            Fund            Gabriel
       ------------           ---------        ---------          ------           -------
         12/01/98               $1.31           694,785           414,092          280,693









